                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                           of the Securities Exchange Act of 1934

                         Oppenheimer Tremont Opportunity Fund, LLC
                                      (Name of Issuer)

                         Oppenheimer Tremont Opportunity Fund, LLC
                            (Name of Person(s) Filing Statement)

                             Limited Liability Company Interest
                               (Title of Class of Securities)

                                         68382A102
                           (CUSIP Number of Class of Securities)

                                  Lisa I. Bloomberg, Esq.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                               New York, New York 10281-1008
                                       (212) 323-0560
            (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation: $82,294,251 (a) Amount of Filing Fee: $9,686 (b)
-------------------------------------------------------------------------------

     (a)  Calculated  as the  estimated  aggregate  maximum  purchase  price for twenty-five  percent  of the  Issuer's  outstanding  limited  liability  company interests based on the estimated unaudited total net asset value of the Issuer's outstanding limited liability company interests as of November 30, 2004.

(b) Calculated at 0.01267% of the Transaction Valuation.

     [ ] Check  the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

     [  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ] third-party tender offer subject to Rule 14d-1.
 [x] issuer tender offer subject to Rule 13e-4.
 [ ] going-private transaction subject to Rule 13e-3.
 [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1:   SUMMARY TERM SHEET

     The  information  required by Item 1 is  incorporated  by  reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

Item 2:   SUBJECT COMPANY INFORMATION

The information required by Item 2 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

Item 3:   IDENTITY AND BACKGROUND OF FILING PERSON

     The name of the filing person is Oppenheimer  Tremont Opportunity Fund, LLC
(the "Fund").  The Fund's  address is Two World  Financial  Center,  225 Liberty
Street, New York, New York 10281-1008,  and the Fund's telephone number is (212)
323-0252. The investment adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World Financial  Center,  225 Liberty Street,  New York, New York
10281-1008 (the "Adviser").  The investment  manager is Tremont Partners,  Inc., which is located at Corporate  Center at Rye,  Suite C-300,  555 Theodore  Fremd
Avenue, Rye, New York 10580 (the "Investment  Manager").  The Fund's Independent
Trustees  are Ronald J. Abdow,  Joseph M.  Wikler and Peter I. Wold.  The Fund's
Interested  Trustees are Eustis Walcott and John V. Murphy. The address for each
Trustee,  except  Mr.  Murphy,  is  6803 S.  Tuscon  Way,  Centennial,  Colorado
80112-3924.  The  address  for Mr.  Murphy is Two World  Financial  Center,  225
Liberty Street, New York, New York 10281-1008.

Item 4:   TERMS OF THE TRANSACTION

     The  information  required by Item 4 is  incorporated  by  reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

Item 5:   Past Contracts, Transactions, Negotiations and Agreements

     This  information  required by Item 5 is  incorporated  by reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

Item 6:   PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS
          AFFILIATES

     This  information  required by Item 6 is  incorporated  by reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

Item 7:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The  information  required by Item 7 is  incorporated  by  reference to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(ii) which are attached as exhibits to this Schedule TO.

Item 8:   INTEREST IN SECURITIES OF THE FUND

     The  information  required by Item 8 is  incorporated  by references to the
Repurchase  Offer Notice (Exhibit  (a)(1)(ii))  and the Repurchase  Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

Item 9:   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchases Offer.

Item 10   Financial Statements

     The information  required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial  statements included in the Statement of Additional
Information,  dated July 27,  2004 for the fiscal  year ended March 31, 2004 and was  filed  on  Edgar  on Form  N-2 on  July  27,  2004;  and  annual  financial statements,  previously  filed on Edgar on Form N-CSR on June 7, 2004, which the
Fund has  prepared  and  furnished  Members  pursuant  to Rule  30e-1  under the
Investment  Company  Act of 1940 and  filed  with the  Securities  and  Exchange
Commission pursuant to Rule 30e-1 under the Investment Company Act of 1940.

Item 11:  Additional Information

(a)(1)    None.
    (2)   None.
    (3)   Not applicable.
    (4)   Not applicable.
    (5)   None.

(b)       None.

Item 12:  EXHIBITS

(a)(1)(i) Cover Letter to Repurchase Offer
(a)(1)(ii)  Repurchase Offer Notice
(a)(1)(iii) Form of Repurchase Request Form
(a)(1)(iv)  Form of Letter to Members Regarding Acceptance of Tender of All
            Interest Held by Members
(a)(1)(v) Form of Letter to Members Regarding Acceptance of Tender of A Portion
          of Interest Held by Members
(a)(1)(vi)  Form of Promissory Note for Payment Regarding Acceptance of Tender
          of All Interest Held by Members
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of Tender of A Portion of Interest Held by Members
(a)(2)    Not applicable.
(a)(3)    Not applicable.
(a)(4)    Not applicable.
(a)(5)    None.

(b)       Not applicable.

(d)       The Limited Liability Agreement was filed by the Registrant on
          November 21, 2003 and is hereby incorporated by reference.

(g)       None.

(h)       None.

Item 13:  Information Required by Schedule 13E-3

Not applicable.

                                         SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Oppenheimer Tremont Opportunity Fund, LLC

                                    By: _______________________________
                                    Name:       Lisa I. Bloomberg
                                    Title:      Assistant Secretary

Date: January 28, 2005

Exhibit (a)(1)(i)
                         Oppenheimer Tremont Opportunity Fund, LLC
                                 Two World Financial Center
                                     225 Liberty Street
                               New York, New York 10281-1008

January 28, 2005

Dear Oppenheimer Tremont Opportunity Fund, LLC Member:

     Oppenheimer Tremont Opportunity Fund, LLC is a closed-end,  non-diversified management  investment company organized as a Delaware limited liability company
(the "Fund"). This notice is to inform you about your Fund's offer to repurchase a portion of its outstanding interests ("Interest") and to provide instructions to Members who would like to tender some or all of their Interest for repurchase by the Fund. This repurchase offer is intended to provide  liquidity to Members, because  your  Interest is not  redeemable  daily for cash nor is it traded on a stock  exchange.  You can offer some or all of your Interest for repurchase only during one of the Fund's repurchase offers.

     The  repurchase  offer  period will begin on  February 1, 2005,  and end on
February 28, 2005. If you wish to sell any of your  Interest  during this tender period, you can do so in one of the following ways:

     1. If your  Interest is held in your own name (please refer to your account statement),  you can complete the attached Repurchase Request Form and return it to OppenheimerFunds  Services by 12:00 Midnight,  Eastern Time (ET), on February
28,  2005.  The Fund  currently  does not charge a  processing  fee for handling repurchase requests.

     2. If your  Interest is held for your  retirement  plan by your  retirement plan trustee,  your retirement  plan trustee must submit the repurchase  request for you. They may charge a transaction fee for that service.

     Please refer to the Fund's  Prospectus  and the enclosed  Repurchase  Offer
Notice and Repurchase  Request Form for more details.  If you are not interested in selling any of your Interest at this time, you do not have to do anything and can  disregard  this notice.  We will  contact you prior to the next  repurchase offer.

     An Early Withdrawal Charge equal to 1.00% of the value of your Interest (or portion thereof)  repurchased by the Fund will apply if the date as of which the
Interest  is to be  valued  for  purposes  of  repurchase  is less than one year following the date of your initial  investment in the Fund. If  applicable,  the
Early  Withdrawal  Charge will be deducted  before  payment of the proceeds of a repurchase.

--------------------------------------------------------------------------------------------
All requests to have Interest  repurchased must be received by  OppenheimerFunds
Services at its office in  Colorado  in good order no later than 12:00  Midnight
(ET),   on   February   28,   2005   (the    Repurchase    Request    Deadline).
--------------------------------------------------------------------------------------------

     Please refer to the enclosed  Repurchase Offer  documents.  If you have any
questions,   call  your   financial   adviser  or   broker,   or  you  can  call
OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(ii)

---------------------------------------------------------------------------------
                   OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC
                            REPURCHASE OFFER NOTICE

            OFFER TO REPURCHASE LIMITED LIABILITY COMPANY INTERESTS

                             DATED JANUARY 28, 2005

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                   12:00 MIDNIGHT (ET), ON FEBRUARY 28, 2005
                          UNLESS THE OFFER IS EXTENDED
---------------------------------------------------------------------------------

To the Members of Oppenheimer Tremont Opportunity Fund, LLC:

     Oppenheimer  Tremont  Opportunity Fund, LLC, a closed-end,  non-diversified management  investment company organized as a Delaware limited liability company
(the "Fund"),  is offering to repurchase up to twenty-five  percent (25%) of the
Fund's aggregate  outstanding  limited liability company interests ("Interest")
that are tendered by Members and not withdrawn  prior to 12:00 Midnight (ET), on
February  28,  2005,  subject  to any  extensions  of the  offer  to  repurchase
Interests ("Repurchase  Offer"). The amount due to any Member whose Interest is repurchased  will be equal to the value of the  Member's  Interest  (or  portion thereof  being  repurchased)  determined  as of  March  31,  2005,  or,  if  the
Repurchase Offer is extended,  as of a date designated by the Fund in an amended notice to Members (the "Valuation  Date"),  and based on the net asset value of the  Fund's  assets  as of  that  date,  less an  early  withdrawal  charge,  if applicable.  Members may tender all,  or a portion of,  their  Interest up to an amount such that they maintain the minimum  required  capital account balance of
$50,000 (net of the amount of the Incentive Fee allocation) after the repurchase of their Interest.

     Investors  should  realize that the value of the Interest  tendered in this
Repurchase Offer likely will change between November 30, 2004 (the last time net asset  value  will have been  calculated  before  the start of this  offer)  and
December  31,  2004,  January 31, 2005 and  February 28, 2005 (the next time net asset  value  will be  calculated)  and  March 31,  2005,  when the value of the
Interest tendered to the Fund will be determined for purposes of calculating the purchase price of such Interest. Investors should also realize that although the
Repurchase  Offer expires at 12:00  Midnight  (ET), on February 28, 2005, or, if
the offer is extended,  such time and dates as the Fund designates in an amended notice to Members, they remain Members in the Fund until the Valuation Date. Any
Member who  wishes to obtain the most  recently  calculated  net asset  value of their Interest should contact OppenheimerFunds Services at 1.800.858.9826 during regular business hours.

     Neither the Fund nor its Board of Managers make any  recommendation  to any
Member whether to tender or refrain from  PARTICIPATING IN THE REPURCHASE OFFER.
Each Member must make an independent  decision  whether to tender THEIR Interest and, if so, how much THEIR Interest to tender.

     No person has been authorized to make any  recommendation  on behalf of the
Fund whether Members should tender pursuant to this Repurchase  Offer. No person has been  authorized to give any information or to make any  representations  in connection  with this  Repurchase  Offer  other  than  those  contained  in this
Repurchase  Offer  or in the  Fund's  Prospectus  and  Statement  of  Additional
Information.  If given or made, any such  recommendations  and such  information must not be relied upon as having been  authorized by the Fund,  its  investment
advisEr, Distributor or INVESTMENT MANAGER.

     This transaction has not been approved or disapproved by the Securities and
Exchange  Commission nor has the Securities and Exchange Commission or any state securities  commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the
Repurchase Offer may be directed to OppenheimerFunds Services at 1.800.858.9826.

                                   SUMMARY TERM SHEET

     o Oppenheimer  Tremont  Opportunity  Fund,  LLC (the "Fund") is offering to repurchase up to twenty-five  percent (25%) of the Fund's aggregate  outstanding limited liability  company  interests  ("Interest") that are tendered by Members and not withdrawn prior to 12:00 Midnight (ET), on February 28, 2005, subject to any extensions of the offer to repurchase Interests ("Repurchase Offer"). If the
Repurchase  Offer is  over-subscribed,  the Fund may repurchase  only a pro rata portion of the Interest  tendered by each Member.  See Item 1 of the  Repurchase
Offer Notice.

     o The Repurchase Offer will remain open until 12:00 Midnight (ET), February
28, 2005, or if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline").  Net asset  value  (that is, the value of the Fund's  assets  minus its  liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender)
will be calculated  for this purpose as of March 31, 2005, or if the  Repurchase
Offer is extended,  as of a date  designated by the Fund in an amended notice to
Members (the "Valuation Date"). See Item 2 of the Repurchase Offer Notice.

     o Members  must  determine  whether to tender their  Interest  prior to the
Repurchase  Request  Deadline.  The net  asset  value  at which  the  Fund  will repurchase an Interest will not be calculated  until the Valuation Date. The net asset  value can  fluctuate  and may  fluctuate  between  the date you  submit a
Repurchase Request and the Valuation Date. The net asset value on the Repurchase
Request  Deadline  and the  Valuation  Date could be higher or lower than on the date you submit a Repurchase  Request Form. See Item 4 of the  Repurchase  Offer
Notice.

     o Payment of the purchase  price for Interests (or portion  thereof)  shall consist of: (i) cash or a promissory note,  which need not bear interest,  in an amount equal to such percentage,  as may be determined by the Board of Managers, of the estimated  unaudited net asset value of the Interest (or portion thereof)
repurchased  by the  Fund  determined  as of the  date of such  repurchase  (the
"Initial  Payment");  and,  if  determined  to be  appropriate  by the  Board of
Managers or if the Initial Payment is less than 100% of the estimated  unaudited net asset  value,  (ii) a  promissory  note  entitling  the holder  thereof to a contingent  payment  equal to the excess,  if any, of (x) the net asset value of the Interest (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such  repurchase  was  effective,  over (y) the Initial
Payment. See Item 5 of the Repurchase Offer Notice.

     o An Early  Withdrawal  Charge  equal to  1.00%  of the  value of  Interest repurchased  by the Fund will apply if the date as of which the Interests are to be valued for purposes of repurchase is less than one year following the date of your initial investment in the Fund. If applicable,  the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.  See Item 11 of the Repurchase Offer Notice.

     o Members who tender part of their  Interest  must leave an amount equal to at least  $50,000,  net of the  amount  of the  Incentive  Fee  allocation  (the
"Required  Minimum  Balance") in the Fund. The Fund reserves the right to reduce the amount of  Interest  repurchased  so that the  Required  Minimum  Balance is maintained. See Item 7 of the Repurchase Offer Notice.

     o Following  this summary is a formal notice of the Repurchase  Offer.  The
Repurchase  Offer remains open until 12:00  Midnight (ET), on February 28, 2005.
Until this time,  Members  have the right to change  their mind and may withdraw their Interest submitted for repurchase. Interests withdrawn may be re-tendered, however,  provided  that such  tenders  are made before the  Repurchase  Request
Deadline by following the tender procedures  described herein. See Item 8 of the
Repurchase Offer Notice.

     o Members  who would  like the Fund to  repurchase  all or a portion of the
Member's Interest should complete,  sign and either (i) mail (via certified mail returned receipt  requested) or otherwise  deliver a Repurchase  Request Form to
Oppenheimer  Funds Services,  P.O. Box 173673,  Denver,  Colorado  80217-3673 if
using regular  mail; or (ii) if using courier or express mail,  OppenheimerFunds
Services, 10200 E. Girard Avenue, Building Denver, Colorado 80231, so long as it is received  before 12:00 Midnight (ET), on February 28, 2005. See Item 2 of the
Repurchase Offer Notice.

     o The  value of your  Interest  may  change  between  February  1, 2005 and
February 28, 2005. The net asset value of the Interest is calculated by the Fund based on information that the Fund receives from the Fund's investment  adviser.
Members  may  obtain  the net  asset  value of  their  Interest,  by  contacting
OppenheimerFunds Services at 1.800.858.9826.  See Item 3 of the Repurchase Offer
Notice.

     o Interests  tendered  pursuant to the Repurchase Offer may be withdrawn or
Members may change the amount of their  Interest  tendered for Repurchase at any time prior to 12:00  Midnight  (ET), on February 28, 2005. The Board of Managers
of the Fund may suspend or  postpone  this  Repurchase  Offer only by a majority vote of the  Managers.  Please  note  that  just as  Members  have the  right to withdraw their  Interest,  the Fund has the right to cancel,  amend,  suspend or postpone this Repurchase  Offer any time before 12:00 Midnight (ET), on February
28, 2005.  Also realize that although the tender offer expires at 12:00 Midnight
(ET), on February 28, 2005,  Members  remain an investor in the Fund until March
31,  2005,  when the net asset value of a Member's  Interest is  calculated  for purposes of determining the repurchase price of the Interest.  See Item 8 of the
Repurchase Offer Notice.

     o It is the  responsibility  of each Member who elects to tender to confirm receipt of the Repurchase Request Form with OppenheimerFunds  Services to assure good  delivery.  PLEASE SEND THE  REPURCHASE  REQUEST  FORM TO  OPPENHEIMERFUNDS
SERVICES AND NOT YOUR FINANCIAL ADVISER.

                                   FORMAL NOTICE OF OFFER

     1. The Offer. The Fund is offering to repurchase up to twenty-five  percent
(25%) of the Fund's aggregate  outstanding  limited  liability company interests
("Interest") at a price equal to the  respective net asset value ("NAV" or "Net
Asset Value") as of 12:00 Midnight  (ET), on the Valuation Date (defined  below)
upon the terms and conditions  set forth in this  Repurchase  Offer Notice,  the
Fund's  Prospectus,  and the related  Repurchase  Request Form.  Together  those documents constitute the "Repurchase Offer." The purpose of the Repurchase Offer is to provide  liquidity  to Members of the Fund.  The offer is not  conditioned upon the tender for repurchase of any minimum amount of Interest.

     Members may obtain the most recently calculated  information  regarding the
Net Asset Value of their  Interest by  contacting  OppenheimerFunds  Services at
1.800.858.9826,  Monday through Friday, except holidays,  during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).  The value of Interests  tended by Members likely will change between December 31, 2004 (the next time Net Asset Value will be calculated) and March 31, 2005 (the Valuation Date).

     The repurchase of Interests  pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate interest in the Fund of Members who do not tender their Interest. A reduction in the net assets of the Fund could limit the Fund's  access to certain  investment opportunities,  cause the Fund to sell  assets it would not have sold  otherwise
(including  public  securities),  or result in Members  who do not tender  their
Interest  bearing higher costs to the extent that certain  expenses borne by the
Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and increased  proportionate Interests of Members who do not tender may be reduced or eliminated to the extent that additional  subscriptions for Interests are made from time to time.

     2. Repurchase  Request  Deadline - How to Submit  Requests.  All tenders of
Interest  for  repurchase  must be received  in proper form by  OppenheimerFunds
Services at its office in Colorado on or before 12:00 Midnight (ET), on February
28, 2005. Repurchase Requests submitted to OppenheimerFunds  Services in writing must be sent to the addresses  specified in the Repurchase Request Form. Members
wishing  to  confirm  receipt  of  the  Repurchase   Request  Form  may  contact
OppenheimerFunds  Services at  1.800.858.9826 or at the address set forth in the
Repurchase  Request  Form.  The method of  delivery of any  documents  is at the election  and  complete  risk  of the  Member  tendering  his  or her  Interest, including,  but not  limited to the  failure  of  OppenheimerFunds  Services  to receive the Repurchase Request Form or any other document.

     3. Valuation Date.  Investors should realize that the value of the Interest tendered in this Offer  likely will change  between  November 30, 2004 (the last time Net Asset Value will have been  calculated  before the start of this offer)
and December 31, 2004, January 31, 2005 and February 28, 2005 (the next time Net
Asset Value will be calculated)  and March 31, 2005 (the Valuation  Date),  when the value of the Interests  tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests (unless the Repurchase Offer is extended,  then as of a date  determined by the Fund in an amended  notice to
Members).  As of the close of business  on  November  30,  2004,  the  estimated unaudited  Net Asset Value of an Interest  corresponding  to an initial  capital contribution of $50,000 on the following  dates on which initial  investments in the Fund were accepted was as follows:

             ---------------------------------------------------------
                                           Your Unaudited Net Asset
             If You Invested $50,000       Value as of November 30,
             on                                 2004 would be
             ---------------------------------------------------------
             ---------------------------------------------------------
             January 2002                         $58,224
             February 2002                         57,719
             March 2002                            57,523
             April 2002                            56,439
             May 2002                              56,790
             June 2002                             56,557
             July 2002                             56,681
             August 2002                           57,480
             September 2002                        57,412
             October 2002                          57,213
             November 2002                         57,535
             December 2002                         57,057
             January 2003                          56,555
             February 2003                         56,074
             March 2003                            56,081
             April 2003                            55,732
             May 2003                              56,114
             June 2003                             54,108
             July 2003                             53,729
             August 2003                           54,326
             September 2003                        52,257
             October 2003                          51,843
             November 2003                         51,401
             December 2003                         51,420
             January 2004                          51,050
             February 2004                         50,701
             March 2004                            50,572
             April 2004                            50,283
             May 2004                              49,805
             June 2004                             50,345
             July 2004                             50,420
             August 2004                           50,745
             September 2004                        50,941
             October 2004                          50,874
             November 2004                         50,806
             ---------------------------------------------------------

     As of the close of business on November 30, 2004,  there was  approximately
$82,294,251.24  outstanding  in capital of the Fund held in Interests  (based on the estimated unaudited net asset value of such Interest).

     4. Net Asset  Value.  You must  determine  whether to tender your  Interest prior to the Repurchase  Request Deadline,  but the Net Asset Value at which the
Fund will repurchase  Interest will not be calculated  until the Valuation Date.
The Net Asset Value can fluctuate and may fluctuate  between the date you submit your Repurchase  Request and the Repurchase  Request  Deadline and the Valuation
Date. The Net Asset Value on the Repurchase  Request  Deadline and the Valuation
Date could be higher or lower than on the date you submit a Repurchase  Request.
Members may obtain the most recently  calculated  information  regarding the Net
Asset  Value  of their  Interest  by  contacting  OppenheimerFunds  Services  at
1.800.858.9826,  Monday through Friday, except holidays,  during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

     5. Payment for Repurchased  Interest. If the entire Interest of a Member is repurchased,  the Member  will  receive an initial  payment  equal to 95% of the estimated  value of the Interest and the balance due will be determined and paid promptly  after  completion  of  the  Fund's  audit  and  be  subject  to  audit adjustment.  The  total  amount  that a Member  may  expect  to  receive  on the repurchase  of the Member's  Interest (or portion  thereof) will be the value of the Member's capital account (or portion thereof being  repurchased)  determined on the  Valuation  Date and based on the Net Asset Value of the Fund's assets as of that date,  after giving effect to all allocations to be made as of that date to the  Member's  capital  account,  including  any  Early  Withdrawal  Fee  and
Incentive  Allocation  (as defined in the  Prospectus),  and less the redemption fee, if applicable. This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the  repurchase is effected  (which it is expected  will be completed  within 60 days after the end of each fiscal year).

     Payment of the  purchase  price for your  Interest  (or a portion  thereof)
shall consist of: (i) cash or a promissory  note,  which need not bear interest, in an amount  equal to such  percentage,  as may be  determined  by the Board of
Managers, of the estimated unaudited Net Asset Value of the Interest (or portion thereof)  repurchased by the Fund,  determined as of the date of such repurchase
(the "Initial  Payment");  and, if determined to be  appropriate by the Board of
Managers or if the Initial Payment is less than 100% of the estimated  unaudited
Net Asset  Value,  (ii) a  promissory  note  entitling  the holder  thereof to a contingent  payment  equal to the excess,  if any, of (x) the Net Asset Value of the Interest (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such  repurchase  was  effective,  over (y) the Initial
Payment.

     Notwithstanding  anything in the  foregoing to the  contrary,  the Board of
Managers,  in its  discretion,  may pay any portion of the  repurchase  price in marketable  Securities (or any  combination  of marketable  Securities and cash)
having a value, determined as of the date of repurchase,  equal to the amount to be  repurchased.  Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase or, if the
Fund has  requested  withdrawal  of its  capital  from any  Portfolio  Funds (as defined in the  Prospectus)  in order to fund the  repurchase  of  Interest,  10 business days after the Fund has received at least 90% of the  aggregate  amount withdrawn by the Fund from such Portfolio Funds.

     6. Increase in Amount of Interest  Repurchased;  Pro Rata  Repurchases.  If
Members  tender  for  repurchase  more  outstanding  Interests  than the Fund is offering to  repurchase  during the  offering  period,  the Fund may (but is not obligated to) increase the  outstanding  Interests  that the Fund is offering to purchase by up to two percent (2%) on the Repurchase Request Deadline. In either case, if the outstanding  Interests  tendered for repurchase  exceeds the amount that the Fund is offering to  repurchase,  the Fund will  repurchase  only a pro rata portion of the Interest tendered by each Member.  There can be no assurance that the Fund will be able to  repurchase  all the Interest that you tender even if you tender all the Interest  that you own. In the event of an  oversubscribed
Repurchase Offer, you may be unable to liquidate some or all of your Interest at
Net Asset  Value.  You may have to wait until a subsequent  repurchase  offer to tender the  Interest  that the Fund was unable to  repurchase,  and you would be subject to the risk of Net Asset Value fluctuations during that time.

     7. Amount of Tender. In addition,  a Member who tenders for repurchase only a portion of their  Interest  will be  required  to  maintain a minimum  capital account balance of $50,000,  net of the amount of the Incentive  Allocation,  if any, that is to be debited from the capital account of the Member as of the date that the Fund values the Interest for  repurchase.  The Fund maintains the right to reduce the portion of an Interest to be repurchased from a Member so that the required  minimum capital account balance is maintained.  The Fund will promptly notify  the Member if his tender of a portion  of his  Interest  for  repurchase would reduce his capital account balance to less than $50,000.

     The Fund may redeem all or part of an Interest if, among other reasons, the
Adviser  determines that it would be in the best interests of the Fund to do so.
The Fund  reserves  the right to  reduce  that  portion  of the  Interest  to be purchased  from a Member to maintain the  Member's  capital  account  balance at
$50,000 if a Member  tenders a portion of an Interest and the repurchase of that portion  would cause the  Member's  capital  account  balance to fall below this required minimum.

   Members may tender all or a portion of their Interest.

     8.  Withdrawal  of Tender of Interest for  Repurchase.  Interests  tendered pursuant  to the  Repurchase  Offer may be  withdrawn  or the amount of Interest tendered for Repurchase may be changed at any time prior to 12:00 Midnight ET on
February 28, 2005 (the Repurchase Request Deadline). Members must send a written notice to  OppenheimerFunds  Services at one of its addresses  specified in this
Repurchase Request Form or the Prospectus,  and  OppenheimerFunds  Services must receive it before the Repurchase Request Deadline. All questions to the form and validity  (including  time  of  receipt)  of a  notice  of  withdrawal  will  be determined by the Fund, in its sole discretion,  and such determination shall be final and binding.  Interests  properly withdrawn shall not thereafter be deemed to be  tendered  for  purposes  of  the  Repurchase  Offer.  However,  withdrawn
Interests  may be  re-tendered  prior  to the  Repurchase  Request  Deadline  by following the procedures described herein.

     9. Suspension or Postponement of Repurchase Offer. The Board of Managers of
the Fund may suspend or postpone this  Repurchase  Offer only by a majority vote of the Managers (including a majority of the disinterested Managers) and only:

     (A) for any period  during which The New York Stock  Exchange or any market in which the  securities  owned by the Fund are  principally  traded is  closed, other than customary  weekend and holiday  closings,  or during which trading in such market is restricted;

     (B) for any period  during which an  emergency  exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably  practicable  for the Fund fairly to determine the value of its net assets; or

     (C) for such other periods as the  Securities  and Exchange  Commission may order for the protection of Members of the Fund.

     10. Tax  Consequences.  In  general,  a Member  from which an  Interest  is purchased by the Fund will be treated as receiving a distribution from the Fund.
Such  Member  generally  will not  recognize  income  or gain as a result of the purchase,  except  to the  extent  (if any)  that the  amount  of  consideration received by the Member  exceeds such  Member's  then  adjusted tax basis in such
Member's  Interest.  A Member's basis in such Member's  Interest will be reduced
(but not below zero) by the amount of consideration  received by the Member from the Fund in connection  with the purchase of such Interest.  A Member's basis in such Member's Interest will be adjusted for income,  gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest.
It should be noted that Members will also be allocated their share of the Fund's income,  gain or loss with  respect to the tendered  Interest  that has not been previously  allocated,  and such allocation  would also result in  corresponding adjustments  to the adjusted tax basis of the Interest.  Cash  distributed  to a
Member in excess of the adjusted tax basis of such Member's  Interest is taxable as a capital gain or ordinary  income,  depending on the  circumstances.  If the
Fund purchases a Member's entire interest,  the Member may recognize a loss, but only to the extent that the amount of  consideration  received  from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

     Members  should  consult  their tax  advisers  regarding  the  specific tax consequences,  including  state and local tax  consequences,  of a repurchase of their Interest.  Special tax rules apply to Interest repurchased from retirement plan accounts.

     11. Early Withdrawal  Charges.  The Fund does not charge a special handling or  processing  fee for  repurchases.  However,  if you  tender  for  repurchase
Interest that is subject to Early Withdrawal  Charges as described in the Fund's
Prospectus,  and if that Interest is  repurchased  by the Fund,  the  applicable
Early Withdrawal  Charge will be deducted from the proceeds of the repurchase of your  Interest.  If you ask the Fund to  repurchase a specific  dollar amount of your Interest, and if that Interest is subject to Early Withdrawal charges, then
(assuming your request is not subject to pro-ration) the Fund will repurchase an amount  sufficient  to pay  the net  proceeds  you  have  requested  and  enough additional Interest to pay the applicable Early Withdrawal Charge.

     12. Proper Form of Repurchase  Request  Documents.  All questions as to the validity,  form, eligibility  (including,  for example, the time of receipt) and acceptance  of  repurchase  requests will be determined by the Fund, in its sole discretion,  and that determination will be final and binding. The Fund reserves the right to reject any and all  tenders of  repurchase  requests  for  Interest determined  not to be in the proper form, or to refuse to accept for  repurchase any Interest if, in the opinion of counsel to the Fund, paying for such Interest would be unlawful. The Fund also reserves the absolute right to waive any of the conditions  of this  Repurchase  Offer or any defect in any tender of  Interest, whether in general or with respect to any particular Interest or Member(s).  The
Fund's  interpretations  of the terms and  conditions of this  Repurchase  Offer shall be final and binding.  Unless  waived,  any defects or  irregularities  in connection with  repurchase  requests must be cured within the times as the Fund shall determine.  Tenders of Interest will not be deemed to have been made until all defects or irregularities have been cured or waived.

     Neither the Fund,  OppenheimerFunds  Service,  OppenheimerFunds,  Inc. (the
Fund's investment adviser), nor OppenheimerFunds  Distributor,  Inc. (the Fund's
Distributor), nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

     13. Certain Information About the Fund. The Fund does not have any plans or proposals  that relate to or would result in: (a) the  acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for  Interests  from  time  to  time  in  the  discretion  of the  Fund)  or the disposition  of  Interests,  other than as disclosed in the  Prospectus;  (b) an extraordinary  transaction,  such as a merger,  reorganization  or  liquidation, involving the Fund; (c) any material change in the present  distribution  policy or indebtedness or capitalization of Fund; (d) any change in the identity of the
Adviser or in the  management  of the Fund  including,  but not  limited to, any plans or  proposals to change the number or term of the Board of Managers of the
Fund  ("Board"),  to fill any  existing  vacancy for a Member of the Board or to change  any  material  term of the  investment  advisory  arrangements  with the
Adviser;  (e) a sale or  transfer  of a  material  amount  of assets of the Fund
(other than as the managers  determine may be necessary or  appropriate  to fund any portion of the  repurchase  price for  Interests  acquired  pursuant to this
Repurchase  Offer or in connection with the ordinary  portfolio  transactions of the Fund); (f) any other material  change in the Fund's  structure or business, including  any  plans  or  proposals  to make  any  changes  in its  fundamental investment  policy  for which a vote  would be  required  by  Section  13 of the
Investment Company Act of 1940; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

     During the past 60 days,  other than the  acceptance of  subscriptions  for
Interests on December 1, 2004 and January 1, 2005, no transactions involving the
Interests  were  effected  by the Fund,  the  Adviser,  the Board or any  person controlling  the Fund or  controlling  the  Adviser or any Board  Members of the
Fund.

     14.  Miscellaneous.  The  Repurchase  Offer is not being  made to, nor will tenders be accepted from,  Members in any  jurisdiction  in which the Repurchase
Offer or its acceptance would not comply with the securities or Blue Sky laws of such  jurisdiction.  The Fund  reserves  the right to exclude  Members  from the
Repurchase Offer in any jurisdiction in which it is asserted that the Repurchase
Offer  cannot  lawfully  be made.  The Fund  believes  that  such  exclusion  is permissible  under  applicable laws and  regulations,  provided the Fund makes a good  faith  effort  to  comply  with any state  law  deemed  applicable  to the
Repurchase Offer.

     Neither the Fund nor its Board of Managers make any  recommendation  to any
Member whether to tender or refrain  participating in the Repurchase Offer. Each
Member must make an independent  decision whether to tender Interest and, if so, how much Interest to tender.

     No person has been authorized to make any  recommendation  on behalf of the
Fund whether Members should tender pursuant to this Repurchase  Offer. No person has been  authorized to give any information or to make any  representations  in connection  with this  Repurchase  Offer  other  than  those  contained  in this
Repurchase  Offer  or in the  Fund's  Prospectus  and  Statement  of  Additional
Information.  If given or made, any such  recommendations  and such  information must not be relied upon as having been  authorized by the Fund,  its  investment adviser, Distributor or investment manager.

     This transaction has not been approved or disapproved by the Securities and
Exchange  Commission nor has the Securities and Exchange Commission or any state securities  commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

     For the Fund's  current  Net Asset Value and other  information  about this
Repurchase Offer, or for a copy of the Fund's Prospectus,  call OppenheimerFunds
Services at 1.800.858.9826 or contact your financial adviser.

Dated:  January 28, 2005

Exhibit (a)(1)(iii)

                              FORM OF REPURCHASE REQUEST FORM

--------------------------------------------------------------------------------------------
                         Oppenheimer Tremont Opportunity Fund, LLC
--------------------------------------------------------------------------------------------
                                  REPURCHASE REQUEST FORM

To: Oppenheimer Tremont Opportunity Fund, LLC:

     Please repurchase the Interest of Oppenheimer Tremont Opportunity Fund, LLC
designated  below on the Valuation  Date that applies to this  Repurchase  Offer which expires on February 28, 2005. I understand that if my repurchased Interest is subject to an Early Withdrawal Charge,  that charge will be deducted from the proceeds of my repurchased Interest.

---------------------------------------------------------------------------------
Name(s) of Registered Members:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed
on your Fund statement):
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Your Daytime Telephone Number:      Area Code: (         ) Telephone No.:
---------------------------------------------------------------------------------

Interest Tendered for Repurchase:
(Please fill in ALL applicable information):
---------------------------------------------------------------------------------
|_|  Full Tender    Please tender my entire Interest
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
|_|  Partial Tender Please tender all but $________________ of my Interest
                    (Please  Note:  A $50,000  minimum  balance must be retained
                    (net of the amount of the Incentive Fee allocation)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                    Please repurchase enough of my Interest so that I will
                    receive $___________________.
                    (If  an  Early  Withdrawal  Charge  applies,  enough  of  my
|_|  Dollar Amount  Interest  will be  repurchased,  subject to  pro-ration,  to provide the net proceeds  requested.  Please Note: A $50,000 minimum balance must be retained.)
---------------------------------------------------------------------------------

Payment and Delivery Instructions:

     A check for the proceeds of repurchased Interest will be issued in the name of the registered  Member(s) and mailed to the address of record on the account.
If alternative  payment and delivery is required,  please  provide  instructions here (and signatures must be guaranteed).

Alternative Mailing Instructions:               __________________________________
                                          __________________________________

Alternative Wiring Instructions:    Bank Name:        __________________________________
                        ABA#:             __________________________________
                        Account Name:           __________________________________
                        Account #:        __________________________________
                        For Further Credit To:  __________________________________

Please assure that you sign this form where indicated!

Please sign below and note the following important points:

o     Your  signature(s)  below MUST  CORRESPOND  EXACTLY  with the  names(s)
      in which your Interest is registered.
o     If the Interest is held by two or more joint holders, ALL MEMBERS MUST
      SIGN BELOW.
o     If the  Interest  is held in a First  Trust IRA or  403(b)(7)  account, you must have First Trust submit the request on your behalf.
o     If  the   Interest   is  held  in  the  name  of  a   trustee,  executor,
      guardian, attorney-in-fact,   corporation,  partnership  or  other
      representative  capacity, include  the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to
      OppenheimerFunds Services.

All signatures must be guaranteed unless ALL of the following conditions apply:

o    This  Repurchase Request Form is signed by all registered  holder(s) of the
     Interest, AND
o    There is no change of registration for the Interest you will continue to hold, AND
o    The payment of the repurchase  proceeds is to be sent to the registered owners of the Interest  at the  address  shown  in the  Interest registration  on  your  account statement, AND
o     The repurchase proceeds will be less than or equal to $100,000.

     In all  other  cases,  ALL  signatures  must  be  guaranteed  by one of the following: U.S. bank, trust company, credit union or savings association,  or by a  foreign  bank that has a U.S.  correspondent  bank,  or by a U.S.  registered dealer or broker in securities,  municipal securities, or government securities, or by a U.S. national securities exchange, a registered  securities  association or a clearing agency. Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:_______________________________            Signatures(s) of owner(s)
                                          exactly as Interest is registered:

SIGNATURE(s) GUARANTEED BY:

____________________________________            _____________________________________
(Signature)                                     (Signature of Owner)

____________________________________            _____________________________________
(Name)  (Title)                                 (Signature of Joint Owner)

If you have any questions about this form, call OppenheimerFunds Services
1.800.858.9826.

     This form must be RECEIVED by  OppenheimerFunds  Services by 12:00 Midnight
(ET),  February 28, 2005 (the Repurchase Request Deadline),  if you want to sell some or all of your account of the Oppenheimer  Tremont  Opportunity  Fund, LLC.
Repurchase  Requests  received by  OppenheimerFunds  Services  cannot be revoked after the Repurchase Request Deadline.

---------------------------------------------------------------------------------
   If you are using regular mail,        If you are  using  courier  or  express
                                         mail,
   send this form to:                    send this form to:
   OppenheimerFunds Services             OppenheimerFunds Services
   PO Box 173673                         10200 E. Girard Avenue, Building D
   Denver, Colorado 80217-3673           Denver, Colorado 80231
---------------------------------------------------------------------------------

     Neither the Fund nor its Board of Managers make any  recommendation  to any
Member whether to tender or refrain  PARTICIPATING IN THE REPURCHASE OFFER. Each
Member must make an independent  decision  whether to tender THEIR Interest and, if so, how much OF THEIR Interest to tender.

     No person has been authorized to make any  recommendation  on behalf of the
Fund whether Members should tender pursuant to this Repurchase  Offer. No person has been  authorized to give any information or to make any  representations  in connection  with this  Repurchase  Offer  other  than  those  contained  in this
Repurchase  Offer  or in the  Fund's  Prospectus  and  Statement  of  Additional
Information.  If given or made, any such  recommendations  and such  information must not be relied upon as having been  authorized by the Fund,  its  investment
advisEr, Distributor or investment manager.

     This transaction has not been approved or disapproved by the Securities and
Exchange  Commission nor has the Securities and Exchange Commission or any state securities  commission PASSED UPON the fairness or merits of such transaction or on the accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

  Form of Letter to Members Regarding Acceptance of Tender of All Interest Held
                by Members

Date: __________

Dear Member:

Oppenheimer  Tremont  Opportunity  Fund,  LLC (the "Fund") has  received  and accepted for purchase your tender of your Interest in the Fund.

     Because  you  have  tendered  and  the  Fund  has  purchased   your  entire
investment,  you have been paid a note (the "Note")  entitling you to receive an initial payment of 95% of the estimated  repurchase price based on the unaudited net asset value of the Fund as of March 31, 2005 (the "Valuation  Date"),  after subtraction of any applicable charges, including a 1.00% Early Withdrawal Charge that  applies if the date as of which the  Interest is to be valued for purposes of the  repurchase  is less  than one year  following  the date of your  initial investment in the Fund, in accordance  with the terms of the  Repurchase  Offer.
You will  receive an initial  payment in this  amount via wire or check,  as per your instructions on your Repurchase  Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within forty-five (45) days of the
Valuation  Date unless the Fund has  requested a withdrawal  of its capital from any Portfolio Fund(s) in order to fund the repurchase of Interest, in which case payment will be made ten (10) business days after the Fund has received at least
90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

     The terms of the Note provide that a contingent  payment  representing  the balance of the purchase  price,  if any, will be paid to you promptly  after the completion of the Fund's March 31, 2005 fiscal  year-end audit and is subject to fiscal year-end audit  adjustment.  This amount will be paid to you via wire, as per your instructions on your Repurchase Request Form. We expect the audit to be completed by the end of May 2005.

     The  Note is held by  OppenheimerFunds  Services  on your  behalf  for your safety  and  convenience.  Once  payment  has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any  questions,  please call your  financial  adviser or broker, or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(v)

 Form of Letter to Members regarding Acceptance of Tender of A Portion of
                        Interest Held by Members

Date: _____________

Dear Member:

Oppenheimer  Tremont  Opportunity  Fund,  LLC (the "Fund") has  received  and accepted for purchase your tender of a portion of your Interests in the Fund.

     Because  you have  tendered  and the Fund has  purchased  a portion of your investment,  you have been paid a note (the "Note")  entitling  you to  receive payment of 100% of the  estimated  repurchase  price based on the  unaudited net asset  value of the Fund as of March 31,  2005  (the "Valuation  Date"),  after subtraction  of any  applicable  charges,  including the 1.00% Early  Withdrawal
Charge that applies if the date as of which the  Interests  are to be valued for purposes  of the  repurchase  is less than one year  following  the date of your initial  investment in the Fund, in accordance  with the terms of the Repurchase
Offer.  You will receive a payment in this amount via wire or check, as per your instructions  on your  Repurchase  Request Form. In accordance with the terms of the Repurchase  Offer,  payment will be made within  forty-five (45) days of the
Valuation  Date unless the Fund has  requested a withdrawal  of its capital from any Portfolio Funds in order to fund the repurchase of Interests,  in which case payment will be made ten (10) business days after the Fund has received at least
90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

     The  Note is held by  OppenheimerFunds  Services  on your  behalf  for your safety  and  convenience.  Once  payment  has been made to you in full under the terms of the Note, the Note will be cancelled.

You remain a member of the Fund with  respect to the  portion of your  Interest in the Fund that you did not tender.

Should you have any  questions,  please call your  financial  adviser or broker, or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(vi)

Form of Promissory Note for Payment regarding Acceptance of Tender of All
                  Interests Held by Members

     Pursuant to the Offer to Purchase (the "Repurchase  Offer") up twenty-five percent (25%) of the Fund's  aggregate  outstanding  limited  liability  company interests  ("Interest") at a price equal to the net asset value on the Valuation
Date  upon  the  terms  and  conditions  set  forth  in  the  Repurchase  Offer,
Oppenheimer Tremont Opportunity Fund, LLC hereby promises to pay in cash, in the manner  set forth  below,  to the  person  identified  below as the  payee  (the
"Payee") an  amount  equal to the  estimated  net asset  value of the  Interest tendered,  determined  as of the  Valuation  Date in  accordance  with the asset valuation policy of the Fund.

     This note  entitles  the Payee to  receive an  initial  payment,  valued in accordance with the terms of the Repurchase Offer,  equal to at least 95% of the estimated  value of the Interest (the "Initial Payment")  which will be paid to the payee in the form of a wire within  forty-five (45) days after the Valuation
Date,  unless  the Fund has  requested  a  withdrawal  of its  capital  from any
Portfolio  Fund(s) in order to fund the  repurchase  of Interest,  in which case payment will be made ten (10) business days after the Fund has received at least
90% of the aggregate amount  withdrawn by the Fund from such Portfolio  Fund(s).
An Early  Withdrawal  Charge  of 1.00% of the  value  of  Interest  (or  portion thereof) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase  is less than one year  following the date of the Payee's  initial  investment in the Fund. If  applicable,  the Early
Withdrawal  Charge  will  be  deducted  before  payment  of  the  proceeds  of a repurchase.

     This note also  entitles  the Payee to a  contingent  payment  equal to the excess,  if any, of (x) the net asset value of the Interest (or portion thereof)
repurchased by the Fund as of the date of such  repurchase,  determined based on the audited  financial  statements of the Fund for the Fiscal Year in which such repurchase was effective over (y) the Initial Payment. The contingent payment is payable  promptly  after the  completion  of the audit of the  Fund's  financial statements for the fiscal year ending March 31, 2005.

     Both the initial and contingent  payments  hereunder shall be paid in cash, provided,  however, that if the Fund's Board of Managers determines that payment of all or a  portion  of the  purchase  price by a  distribution  of  marketable securities  is  necessary  to  avoid  or  mitigate  any  adverse  effect  of the
Repurchase  Offer on the remaining  members of the Fund, then such payment shall be made by distributing such marketable securities,  all as more fully described in the Repurchase Offer.

     Both the initial and contingent  payment of this note shall be made by wire to the Payee,  as per the Payee's  instruction on the  Repurchase  Request Form.
This note may not be pledged,  assigned or otherwise  transferred  by the Payee.
This note shall be construed  according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized  term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                    Oppenheimer Tremont Opportunity Fund, LLC

                                    By: _____________________________________

Exhibit (a)(1)(vii)

Form of Promissory Note for Payment regarding Acceptance of Tender of A Portion of Interest Held by Member

     Pursuant  to  the  Offer  to  Purchase  (the  "Repurchase  Offer")  up  to
twenty-five percent (25%) of the Fund's aggregate  outstanding limited liability company  interests  ("Interest")  at a price equal to the net asset value on the
Valuation Date upon the terms and conditions set forth in the Repurchase  Offer,
Oppenheimer Tremont Opportunity Fund, LLC hereby promises to pay in cash, in the manner  set forth  below,  to the  person  identified  below as the  payee  (the
"Payee")  an  amount  equal to the  estimated  net asset  value of the  Interest tendered,  determined  as of the  Valuation  Date in  accordance  with the asset valuation policy of the Fund.

     This note  entitles  the Payee to receive a payment,  valued in  accordance with the terms of the Repurchase Offer,  equal to at least 100% of the estimated value of the Interest (the "Initial Payment") which will be paid to the payee in the form of a check or wire  within  forty-five  (45) days  after the  Valuation
Date,  unless  the Fund has  requested  a  withdrawal  of its  capital  from any
Portfolio  Fund(s) in order to fund the  repurchase  of Interest,  in which case payment will be made ten (10) business days after the Fund has received at least
90% of the aggregate amount  withdrawn by the Fund from such Portfolio  Fund(s).
An Early  Withdrawal  Charge  of 1.00% of the  value  of  Interest  (or  portion thereof) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase  is less than one year  following the date of the Payee's  initial  investment in the Fund. If  applicable,  the Early
Withdrawal  Charge  will  be  deducted  before  payment  of  the  proceeds  of a repurchase.

     The payment hereunder shall be paid in cash, provided, however, that if the
Fund's  Board of  Managers  determines  that  payment of all or a portion of the purchase price by a distribution of marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining  members of the Fund,  then such payment shall be made by  distributing  such  marketable securities, all as more fully described in the Repurchase Offer.

The payment of this note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

     This note may not be pledged,  assigned  or  otherwise  transferred  by the
Payee. This note shall be construed according to and governed by the laws of the
State of New York  without  giving  effect to the  conflict  of laws  principles thereof.

Any capitalized  term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                 Oppenheimer Tremont Opportunity Fund, LLC

                                 By: _____________________________________